FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         18 November 2002




                   BALTIMORE TECHNOLOGIES PLC
                      (Registrant's name)


Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
         Theale, Reading, Berkshire, England RG7 4SA
             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                            EXHIBIT INDEX


Press Release regarding Consolidation of Shares dated 18 November 2002




  Baltimore Technologies plc announces proposed new employee share scheme and consolidation of Ordinary Shares through a 10:1 reverse split


London, UK - 18 November 2002 - Baltimore Technologies plc (London: BLM) today announced that it has posted a circular to its shareholders seeking approval at an extraordinary general meeting to be held on 16 December 2002 for a new "nil cost" employee share scheme and a 10:1 consolidation of its ordinary shares.



Peter Morgan Chairman of Baltimore Technologies plc said:



"Baltimore already has a number of schemes based on granting options at the prevailing market price. With the unforeseen and dramatic change in the global equity markets, options based on a market price no longer provide a suitable long term incentive for employees and the proposal is to create a "nil cost" share plan open to all existing employees".



Bijan Khezri, Chief Executive of Baltimore Technologies plc commented:



"It is not only a fundamentally changed equity capital markets environment that has prompted us to reconsider traditional option schemes. Stakeholders must question: what are the objectives and the future of equity-based employee motivation, in particular for a human capital-centric business such as ours? The objective cannot be to create a lottery ticket for employees. However, this is precisely what many traditional option schemes have become.



Our company's performance is driven by the commitment, trust and loyalty of our employees. Real share ownership by all our employees underpins this culture. Our proposed scheme represents an important start, reflecting a new, refocused and long-term oriented Baltimore Technologies, and should provide a critical element for both strengthening our competitiveness and growing our business in the future."



There are no proposals to increase the existing overall limit of 15% of the issued share capital for the grant of options and all employees will be given the opportunity to exchange their current market price based options at the rate of 2:1 for nil cost options.



In May 2000 the Company implemented a 10:1 split in its share capital changing the nominal value of the ordinary shares from 1p to 0.1p. At that time prior to the split the Company's shares traded from January 2000 to May 2000 in the range of GBP46.775 to GBP137.50. Over the past 6 months the Company's share price has traded in the range of 3.5p to 9p and in light of this the Company is proposing that it reverses the May 2000 10:1 split.







For further information:

Edward Bridges/Alastair Hetherington

Financial Dynamics

Tel: +44 207 831 3113







About Baltimore Technologies



Baltimore Technologies' products, professional services and solutions address the fundamental security needs of e-business. Baltimore's e-security technology provides companies with the necessary tools to verify the identity of transaction partners and securely manages which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.



Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, trading on the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com





Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the company to be materially different from any future results, performance or achievements implied by such forward-looking statements.



                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Simon Enoch ___

                                 Name:  Simon Enoch
                                 Title: Secretary and General Legal Counsel


Date: 18 November 2002